FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Release Date 3rd May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 3 May, 2006 it purchased for cancellation 550,000 "A" Shares at a price of 27.34 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,876.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,878,700,000.

As of 3 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 4th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 4 May, 2006 it purchased for cancellation 575,000 "A" Shares at a price of 27.30 euros per share. It further announces that on the same date it purchased for cancellation 200,000 "A" Shares at a price of 1,870.61 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,877,925,000.

As of 4 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 5 May, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 27.17 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,863.12 pence per share Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,876,425,000.

As of 5 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 May, 2006 it purchased for cancellation 1,225,000 "A" Shares at a price of 27.14 euros per share. It further announces that on the same date it purchased for cancellation 525,000 "A" Shares at a price of 1,856.11 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,874,675,000.

As of 9 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 10th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 10 May, 2006 it purchased for cancellation 1,500,000 "A" Shares at a price of 26.94 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,847.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,872,875,000.

As of 10 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 11th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 11 May, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 27.12 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,851.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,871,275,000.

As of 11 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 12th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 12 May, 2006 it purchased for cancellation 1,750,000 "A" Shares at a price of 26.73 euros per share. It further announces that on the same date it purchased for cancellation 350,000 "A" Shares at a price of 1,824.00 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,869,175,000.

As of 12 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 15th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 15 May, 2006 it purchased for cancellation 1,085,000 "A" Shares at a price of 26.18 euros per share. It further announces that on the same date it purchased for cancellation 215,000 "A" Shares at a price of 1,783.17 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,867,875,000.

As of 15 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 16th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 16 May, 2006 it purchased for cancellation 500,000 "A" Shares at a price of 26.13 euros per share. It further announces that on the same date it purchased for cancellation 100,000 "A" Shares at a price of 1,780.66 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,867,275,000.

As of 16 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 17th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 17 May, 2006 it purchased for cancellation 1,700,000 "A" Shares at a price of 25.91 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,759.05 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,865,075,000.

As of 17 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 18th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 18 May, 2006 it purchased for cancellation 1,150,000 "A" Shares at a price of 25.52 euros per share. It further announces that on the same date it purchased for cancellation 550,000 "A" Shares at a price of 1,729.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,863,375,000.

As of 18 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 19th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 19 May, 2006 it purchased for cancellation 1,300,000 "A" Shares at a price of 25.53 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,735.52 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,861,575,000.

As of 19 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 22nd May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 22 May, 2006 it purchased for cancellation 1,400,000 "A" Shares at a price of 25.18 euros per share. It further announces that on the same date it purchased for cancellation 600,000 "A" Shares at a price of 1,714.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,859,575,000.

As of 22 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 23rd May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 23 May, 2006 it purchased for cancellation 1,900,000 "A" Shares at a price of 25.65 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,749.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,857,375,000.

As of 23 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 24th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 24 May, 2006 it purchased for cancellation 2,000,000 "A" Shares at a price of 25.40 euros per share. It further announces that on the same date it purchased for cancellation 500,000 "A" Shares at a price of 1,735.10 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,854,875,000.

As of 24 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 25th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 25 May, 2006 it purchased for cancellation 1,100,000 "A" Shares at a price of 25.63 euros per share. It further announces that on the same date it purchased for cancellation 412,000 "A" Shares at a price of 1,753.03 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,853,363,000.

As of 25 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 26th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 26 May, 2006 it purchased for cancellation 1,000,000 "A" Shares at a price of 25.86 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,772.15 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,852,063,000.

As of 26 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 30th May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 30 May, 2006 it purchased for cancellation 1,200,000 "A" Shares at a price of 25.87 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,772.22 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,850,463,000.

As of 30 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 31st May 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 31 May, 2006 it purchased for cancellation 750,000 "A" Shares at a price of 25.66 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,757.83 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,849,463,000.

As of 31 May, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1st June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 1 June, 2006 it purchased for cancellation 1,050,000 "A" Shares at a price of 25.52 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,748.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,848,113,000.

As of 1 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 1st June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 1 June, 2006 it purchased for cancellation 1,050,000 "A" Shares at a price of 25.52 euros per share. It further announces that on the same date it purchased for cancellation 300,000 "A" Shares at a price of 1,748.80 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,848,113,000.

As of 1 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 5th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 5 June, 2006 it purchased for cancellation 750,000 "A" Shares at a price of 25.77 euros per share. It further announces that on the same date it purchased for cancellation 250,000 "A" Shares at a price of 1,773.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,847,113,000.

As of 5 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 6th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 6 June, 2006 it purchased for cancellation 1,150,000 "A" Shares at a price of 25.38 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,747.31 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,845,563,000.

As of 6 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 7th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 7 June, 2006 it purchased for cancellation 1,200,000 "A" Shares at a price of 25.35 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,745.68 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,843,963,000.

As of 7 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 8th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 8 June, 2006 it purchased for cancellation 1,313,000 "A" Shares at a price of 24.79 euros per share. It further announces that on the same date it purchased for cancellation 400,000 "A" Shares at a price of 1,706.54 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,842,250,000.

As of 8 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

Release Date 9th June 2006

Buyback of Own Shares

Royal Dutch Shell plc announces that on 9 June, 2006 it purchased for cancellation 850,000 "A" Shares at a price of 25.03 euros per share. It further announces that on the same date it purchased for cancellation 450,000 "A" Shares at a price of 1,715.69 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,840,950,000.

As of 9 June, 2006 2,759,360,000 "B" Shares of Royal Dutch Shell plc were in issue.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 13 June 2006